UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.    )*

CAESARS ENTERTAINMENT CORPORATION
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
127686103
(CUSIP Number)
October 6, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages
Page 1 of 12 Pages
Exhibit Index: Page 9

CUSIP NO. 127686103	Page 2 of 12 Pages

1.	Names of Reporting Persons SOROS FUND MANAGEMENT LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 34,781,209 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 34,781,209 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,781,209 (1)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 4.99% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents the amount beneficially owned as of the date of this filing and giving effect to the Conversion Cap Agreement (as defined below). See Item 4.

CUSIP NO. 127686103	Page 3 of 12 Pages

1.	Names of Reporting Persons GEORGE SOROS
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 34,781,209 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 34,781,209 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,781,209 (1)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 4.99% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents the amount beneficially owned as of the date of this filing and giving effect to the Conversion Cap Agreement (as defined below). See Item 4.

CUSIP NO. 127686103	Page 4 of 12 Pages

1.	Names of Reporting Persons ROBERT SOROS
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 34,781,209 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 34,781,209 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,781,209 (1)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 4.99% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents the amount beneficially owned as of the date of this filing and giving effect to the Conversion Cap Agreement (as defined below). See Item 4.

CUSIP NO. 127686103	Page 5 of 12 Pages

Item 1(a).	Name of Issuer:

Caesars Entertainment Corporation (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

One Caesars Palace Drive
Las Vegas, Nevada 89109

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Soros Fund Management LLC (“SFM LLC”);
ii) George Soros; and
iii) Robert Soros.

This statement relates to Shares (as defined herein) and Shares issuable upon the conversion of 5.00% Convertible Senior Notes due 2024 of the Issuer (the “Convertible Notes”) held for the account of Quantum Partners LP, a Cayman Islands exempted limited partnership (“Quantum Partners”). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including securities of the Issuer, held for the account of Quantum Partners. George Soros serves as Chairman and Manager of SFM LLC and Robert Soros serves as Manager of SFM LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 250 West 55th Street, 38th Floor, New York, New York 10019.

Item 2(c).	Citizenship:

i) SFM LLC is a Delaware limited liability company;
ii) George Soros is a United States citizen; and
iii) Robert Soros is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the “Shares”).

Item 2(e).	CUSIP Number:

127686103

CUSIP NO. 127686103	Page 6 of 12 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 34,781,209 Shares, including 282,814 Shares issuable upon the conversion of Convertible Notes.

Pursuant to a letter agreement entered into with the Issuer on April 3, 2018 (the "Conversion Cap Agreement"), Quantum Partners agreed to not be entitled to exercise the right to convert any Convertible Notes or otherwise receive any Shares upon conversion of any Convertible Note if, after having given effect to the conversion, the Reporting Persons would beneficially own an aggregate number of Shares greater than 4.99% of the then outstanding Shares of the Issuer, unless the Reporting Persons provide satisfactory evidence to the Issuer that they have obtained a license, qualification or waiver from one or more applicable gaming regulatory authorities.  If not for the Conversion Cap Agreement, the Reporting Persons may be deemed to beneficially own 41,548,467 Shares, including 7,050,072 Shares issuable upon conversion of the Convertible Notes.

As of October 6, 2017, each of the Reporting Persons may have been deemed to have been the beneficial owner of 44,063,462 Shares, including 9,565,067 Shares issuable upon the conversion of Convertible Notes.

Item 4(b).	Percent of Class:

As of the date hereof and giving effect to the Conversion Cap Agreement, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 4.99% of the total number of Shares outstanding.

As of October 6, 2017, each of the Reporting Persons may have been deemed to have been the beneficial owner of approximately 6.18% of the Shares outstanding as of October 6, 2017.

Item 4(c).	Number of shares as to which such person has:

SFM LLC
(i)	Sole power to vote or direct the vote	34,781,209 (1)
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	34,781,209 (1)
(iv)	Shared power to dispose or to direct the disposition of	0

George Soros
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	34,781,209 (1)
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	34,781,209 (1)

Robert Soros
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	34,781,209 (1)
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	34,781,209 (1)

(1)	Represents the amount beneficially owned as of the date of this filing and giving effect to the Conversion Cap Agreement.

CUSIP NO. 127686103	Page 7 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the securities of the Issuer held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 127686103	Page 8 of 12 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 2018	SOROS FUND MANAGEMENT LLC

	By:	/s/ Regan O’Neill
Regan O’Neill
Assistant General Counsel

Date: April 3, 2018	GEORGE SOROS

	By:	/s/ Regan O’Neill
Regan O’Neill
Attorney-in-Fact

Date: April 3, 2018	ROBERT SOROS

	By:	/s/ Regan O’Neill
Regan O’Neill
Attorney-in-Fact

CUSIP NO. 127686103	Page 9 of 12 Pages

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of April 3, 2018, by and among Soros Fund Management LLC, George Soros, and Robert Soros	10

B.	Power of Attorney, dated as of November 24, 2015, granted by George Soros in favor of Maryann Canfield, Jodye Anzalotta, Jay Schoenfarber, Thomas O’Grady, Regan O’Neill and Robert Soros	11

C.	Power of Attorney, dated as of November 30, 2015, granted by Robert Soros in favor of Maryann Canfield, Jodye Anzalotta, Jay Schoenfarber, Thomas O’Grady and Regan O’Neill	12

CUSIP NO. 127686103	Page 10 of 12 Pages

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, $0.01 par value, of Caesars Entertainment Corporation, dated as of April 3, 2018, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: April 3, 2018	SOROS FUND MANAGEMENT LLC

	By:	/s/ Regan O’Neill
Regan O’Neill
Assistant General Counsel

Date: April 3, 2018		GEORGE SOROS

	By:	/s/ Regan O’Neill
Regan O’Neill
Attorney-in-Fact

Date: April 3, 2018		ROBERT SOROS

	By:	/s/ Regan O’Neill
Regan O’Neill
Attorney-in-Fact

CUSIP NO. 127686103	Page 11 of 12 Pages

EXHIBIT B
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of MARYANN CANFIELD, JODYE ANZALOTTA, JAY SCHOENFARBER, THOMAS O’GRADY, REGAN O’NEILL and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.
All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.
Execution of this power of attorney revokes that certain Power of Attorney dated as of the 26th day of June, 2009 with respect to the same matters addressed above.
This power of attorney shall be valid from the date hereof until revoked by me.
IN WITNESS WHEREOF, I have executed this instrument as of the 24th day of November, 2015.

GEORGE SOROS

/s/ Daniel Eule
Daniel Eule
Attorney-in-Fact for George Soros

CUSIP NO. 127686103	Page 12 of 12 Pages

EXHIBIT C
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of MARYANN CANFIELD, JODYE ANZALOTTA, JAY SCHOENFARBER, THOMAS O’GRADY and REGAN O’NEILL, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.
All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.
Execution of this power of attorney revokes that certain Power of Attorney dated as of the 3rd day of October, 2007 with respect to the same matters addressed above.
This power of attorney shall be valid from the date hereof until revoked by me.
IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of November, 2015.

ROBERT SOROS

/s/ Robert Soros